EXHIBIT 4.13

Summary – Directors Compensation

General

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our non-employee directors as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors
as a group, consisting of 6 persons*
for the year ended December 31, 2006	$65,000	$-

        * Excluding Aki Ratner, our Chief Executive Officer and a member of our Board of Directors. For details, see Item 6B of this Annual Report.

        In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, which was subsequently approved by the shareholders, according to which each of our non-employee directors who may serve from time to time, including our continuing outside director, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.